March 28, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Tel. No.: (202) 551-3266
Fax. No.: (202) 772-9210
Attention: Nicholas P. Panos, Special Counsel
Re:	Juniper Networks, Inc. Schedule TO-I and Schedule TO-I/A SEC File No. 5-57757 Filed March 12, and March 20, 2007 respectively
Ladies and Gentlemen:
     We refer to Nicholas P. Panos’s letter dated March 27, 2007 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Schedule TO-I and Schedule TO-I/A, SEC File No. 5-57757, filed March 12 and March 20, 2007 respectively of Juniper Networks, Inc. (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Nicholas P. Panos’s letter immediately preceding our response thereto.
7.   Conditions of the Offer
1.	In the last paragraph in this section, Juniper explains the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the issuer decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Waivers of material conditions require that at least 5 business days remain in the offer following the date of the waiver. Please revise your disclosure accordingly.

Response:

We acknowledge the Staff’s comment and have revised the Offer to Amend to state that “Our failure to exercise any of these rights may be deemed a waiver of such rights and any waiver of a material condition would require that at least five business days remain in the offer following the date of the waiver.”

Securities and Exchange Commission
Schedule TO-I and Schedule TO-I/A
March 28, 2007

2.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the Offeror(s). Offer conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. To the extent action or inaction by the bidders may give rise to an offer conditions being triggered, an offer condition would appear to be in the direct or indirect control, of the bidders. Because at least one of the offer conditions is determinable within the sole judgment of Juniper, the tender offer could be deemed illusory. Please revise this section to remove this implication by revising or deleting the offer condition that pertains to the group ownership of greater than 5% that in Juniper’s judgment would make it inadvisable to proceed.

Response:

We acknowledge the Staff’s comment and have deleted the offer condition referenced in the Staff’s comment.

3.	Explain to us the purpose of the language that any determination by Juniper concerning the events described in the conditions will be final and binding upon all persons.” Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that option holders may challenge Juniper’s determinations. Item 10 of Schedule TO and Item 10 to the Offer to Purchase.

Response:

We acknowledge the Staff’s comment and have revised the disclosure in the Offer to Amend to state that “Any determination we make concerning events described in this Section 7 may be challenged by an eligible employee only in a court of competent jurisdiction. A non-appealable determination by a court of competent jurisdiction will be final and binding upon all persons.”
Item 10 of Schedule TO and Item 10 to the Offer to Purchase
4.	Because Juniper has elected to incorporate by reference the information required by Item 1010(a) of Regulation M-A, please note that Juniper must still fully comply with Item 1010(c) of Regulation M-A. A summary of the information incorporated by reference, as described in Item 1010(c) of Regulation M-A, is required to be disclosed in the tender offer. See Instruction 6 to Item 10 of Schedule TO. Please confirm the information contained in Schedule B was or will be physically delivered

Securities and Exchange Commission
Schedule TO-I and Schedule TO-I/A
March 28, 2007

to option holders. Please review Section I.H.7 of the July 2001 Telephone Interpretations Supplement publicly available at www.sec.gov.

Response:

We respectfully advise the Staff that the summary financial information contained in Schedule B of the Offer to Amend was delivered to all option holders eligible to participate in the offer as contemplated by Section I.H.7 of the July 2001 Telephone Interpretations Supplement.

Securities and Exchange Commission
Schedule TO-I and Schedule TO-I/A
March 28, 2007

* * * * *
     In response to the Staff’s request, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please do not hesitate to call Katharine Martin at (650) 565-3522 or David Thomas at (650) 849-3261.
Very truly yours,
JUNIPER NETWORKS, INC.

/s/ Mitchell Gaynor
Mitchell Gaynor
Vice President & General Counsel
cc:	Katharine Martin, WSGR David Thomas, WSGR